AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	December 31,	March 31,
	2012	2012

ASSETS

Current assets
Cash and cash equivalents	$5,940,703	$15,475,104
Amounts receivable and other assets (note 4)	245,438	1,574,196
Marketable securities (note 5)	89,875	135,675
	6,276,016	17,184,975

Non-current assets
Restricted cash	266,790	246,142
Amounts receivable (note 4)	1,859,132	743,554
Mineral properties and equipment (note 6)	2,261,287	1,723
	4,387,209	991,419

	$10,663,225	$18,176,394

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$194,949	$823,934
Balances due to related party (note 9(a))	34,722	6,770
Debenture	260,000	–
Flow-through share premium	–	130,000
	489,671	960,704

Shareholders' equity
Share capital (note 7)	58,756,410	58,740,910
Reserves	4,887,764	4,558,027
Accumulated deficit	(53,470,620)	(46,083,247)
	10,173,554	17,215,690

	$10,663,225	$18,176,394

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Three months ended		Nine months ended
	December 31		December 31
	2012	2011	2012	2011

Expenses
Exploration	$760,374	$2,612,810	$5,829,991	$4,293,064
Assays and analysis	100,216	65,417	755,236	148,743
Drilling	–	678,897	859,034	741,689
Equipment rental	24,845	87,867	202,761	127,445
Geological	388,015	1,056,833	1,395,842	2,163,464
Graphics	1,041	1,422	6,147	6,204
Helicopter	–	13,362	134,378	16,572
Property fees and assessments	46,600	34,611	865,690	34,611
Site activities	85,790	547,742	1,165,795	779,691
Socio economic	79,898	104,402	325,841	222,591
Travel and accommodation	33,969	22,257	119,267	52,054

Administration	425,332	413,861	1,422,028	1,136,716
Depreciation	146	168	436	26,854
Legal, accounting and audit	10,484	197	28,313	45,116
Office and administration	342,333	326,746	1,162,176	909,828
Shareholder communication	49,792	53,071	166,697	102,681
Travel	14,445	21,789	42,008	31,666
Trust and filing	8,132	11,890	22,398	20,571

Share based payments	55,077	172,458	375,537	630,890
Share based payments - exploration-related	21,348	68,437	147,560	264,616
Share based payments - administration-related	33,729	104,021	227,977	366,274

	1,240,783	3,199,129	7,627,556	6,060,670
Other items
Interest income	(24,467)	(22,105)	(111,313)	(63,962)
Flow-through share premium	–	(305,000)	(130,000)	(595,000)
Gain on sale of mineral property	–	–	–	(679,050)
Operator's fees	–	(48,861)	–	(61,165)
Tax on flow-through shares	–	19,200	2	19,200
Foreign exchange loss	(63)	912	1,128	1,951
Loss for the period	$1,216,253	$2,843,275	$7,387,373	$4,682,644

Other comprehensive loss (income):

Revaluation of available-for-sale financial assets	(19,950)	(1,094)	45,800	(112,094)
Comprehensive loss for the period	$1,196,303	$2,842,181	$7,433,173	$4,570,550

Basic and diluted loss per common share	$0.01	$0.03	$0.05	$0.04

Weighted average number of common shares outstanding	138,622,322	102,744,050	138,595,770	102,733,966

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended December 31
Cash provided by (used in):	2012	2011

Operating activities
Loss for the period	$(7,387,373)	$(4,682,644)
Adjustments for:
Depreciation (note 6)	436	26,854
Interest income	(111,313)	(61,327)
Common shares issued, included in exploration expenses	15,500	5,800
Common shares received, included in exploration expenses	–	(7,000)
Share based payments expense	375,537	630,890
Flow-through share premium	(130,000)	(595,000)
Changes in working capital items
Amounts receivable and other assets	321,044	526,203
Restricted cash	(20,648)	(104,340)
Amounts receivable	(101,761)	(424,937)
Accounts payable and accrued liabilities	(628,985)	674,151
Balances due to or from related party	27,952	(64,924)
Net cash used in operating activities	(7,639,611)	(4,076,274)

Investing activities
Interest income	105,210	61,327
Purchase of mineral property and equipment	–	(1,230)
Cash paid on acquisition of interest in Galaxie Joint Arrangement (note 6(f))	(2,000,000)	–
Net cash provided by (used in) investing activities	(1,894,790)	60,097

Financing activities
Proceeds from issuance of shares	–	4,288
Net cash provided by financing activities	–	4,288

Net increase in cash and cash equivalents	(9,534,401)	(4,011,889)
Cash and cash equivalents, beginning of the year	15,475,104	6,811,177
Cash and cash equivalents, end of the period	$5,940,703	$2,799,288

Components of cash and cash equivalents are as follows:
Cash	$5,940,703	$2,799,288

Supplementary cash flow information:
Interest received	$111,313	$61,327
Non cash investing and financing activities:
Common shares issued included in exploration expenses	$15,500	$5,800
Common shares received included in exploration expenses	$–	$7,000
Marketable securities received	$–	$197,219
Debenture assumed on acquisition of interest in Galaxie Joint Arrangement	$260,000	$–

The accompanying notes are an integral part of these consended interim financial statements.

AmarcResources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars)

	Share capital	Reserves

		Share based	Share	Investment
		payments	warrants	revaluation
	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2011	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Revaluation of available-for-sale financial assets	–	–	–	112,094	–	112,094
Share based payments	–	630,890	–	–	–	630,890
Issuance of common shares	13,185	(3,097)	–	–	–	10,088
Loss for the period	–	–	–	–	(4,682,644)	(4,682,644)
Balance at December 31, 2011	$45,495,272	$1,498,060	$982,110	$177,843	$(43,193,130)	$4,960,155

Balance at April 1, 2012	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Revaluation of available-for-sale financial assets	–	–	–	(45,800)	–	(45,800)
Share based payments	–	375,537	–	–	–	375,537
Issuance of common shares	15,500	–	–	–	–	15,500
Loss for the period	–	–	–	–	(7,387,373)	(7,387,373)
Balance at December 31, 2012	$58,756,410	$2,041,670	$2,811,220	$34,874	$(53,470,620)	$10,173,554

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and results of operations of the Company since the last annual financial statements of the Company as at and for the year ended March 31, 2012 which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and which are publicly available at www.sedar.com. These condensed interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(b)	Judgements and estimates

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these condensed interim financial statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the financial statements as at and for the year ended March 31, 2012, except as follows:

information about the judgements used in the classification of the joint arrangement entered into during the quarter ended December 31, 2012 is provided in notes 6(f) and 8. Assessing whether the arrangement is jointly controlled by all of its parties or by a group of the parties, or controlled by one of its parties alone, can require judgement.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c)	Authority for issuance

A committee of the Board of Directors of the Company authorized these condensed interim financial statements on February 27, 2013 for issuance.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied by the Company in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended March 31, 2012.

(a)	Accounting policies adopted in the current year

Amendments to IFRS 7 "Financial Instruments Disclosures" and IAS 12 "Income Taxes"

Effective April 1, 2012, the Company adopted amendments to IFRS 7 and the amendments to IAS 12 which were issued by the International Accounting Standards Board ("IASB"). The application of these amended IFRS has not had a material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

IFRS 10 "Consolidated Financial Statements" and amendments to IAS 27 "Separate Financial Statements"

Effective April 1, 2012, the Company early adopted IFRS 10 and the amended IAS 27.

IFRS 10 replaces IAS 27 "Consolidated and separate financial statements" and SIC-12 "Consolidation – Special Purpose Entities". Retrospective application is required, unless impracticable, in which case the Company applies it from the earliest practicable date.

IAS 27 was amended following the issuance of IFRS 10 to reflect the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company.

The Company has applied these new and amended standards retrospectively. The above standards did not result in material changes to the Company’s financial statements.

IFRS 11 "Joint Arrangements"

Effective April 1, 2012, the Company early adopted IFRS 11.

IFRS 11 supersedes IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities – Nonmonetary Contributions by Venturers", which had allowed entities the choice to proportionately consolidate or equity account for interests in joint ventures.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

IFRS 11 requires a venturer to classify its interest in a joint arrangement as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting. For a joint operation the venturer recognizes its share of the assets, liabilities, revenues and expenses of the joint operation.

The Company has adopted this standard retrospectively. The above standards did not result in material changes to the Company’s previously filed financial statements.

IFRS 12 "Disclosure of Interests in Other Entities"

Effective April 1, 2012, the Company early adopted IFRS 12.

IFRS 12 requires the Company to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, and in determining the type of joint arrangement in which it has an interest, and information about its interests in subsidiaries, joint arrangements and associates, and other structured entities.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31,	March 31,
	2012	2012
Current
British Columbia Mineral Exploration Tax Credit ("METC")	$–	$1,013,817
Value added taxes refundable	187,152	441,235
Prepaid insurance	52,183	79,263
Other receivables and prepaid expenses	6,103	39,881
Total current	$245,438	$1,574,196

Non-current
British Columbia Mineral Exploration Tax Credit	$1,859,132	$743,554

5.	MARKETABLE SECURITIES

As at December 31, 2012 and March 31, 2012 the Company held common shares in several public and private companies. These marketable securities were classified as available–for–sale securities with aggregate acquisition costs of $55,001 (March 31, 2012 – $55,001). The estimated fair value of these securities based on securities exchange quotes was $89,875 (March 31, 2012 – $135,675).

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6.	MINERAL PROPERTIES AND EQUIPMENT

	Mineral	Site	Computer	Total
	properties	equipment	equipment
Cost
Balance at April 1, 2011	$2	$45,498	$30,607	$76,107
Additions during the year	–	1,230	–	1,230
Balance at March 31, 2012	2	46,728	30,607	77,337
Additions during the period	2,260,000	–	–	2,260,000
Balance at December 31, 2012	$2,260,002	$46,728	$30,607	$2,337,337

Accumulated Depreciation
Balance at April 1, 2011	$–	$29,040	$19,552	$48,592
Depreciation for the year	–	15,967	11,055	27,022
Balance at March 31, 2012	–	45,007	30,607	75,614
Depreciation for the period	–	436	–	436
Balance at December 31, 2012	$–	$45,443	$30,607	$76,050

Net Carrying Values
At March 31, 2012	$2	$1,721	$–	$1,723
At December 31, 2012	$2,260,002	$1,285	$–	$2,261,287

(a)	MR Zone Properties

Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista property located in west central British Columbia for $800,000 cash. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

In addition Amarc has staked approximately 720 square kilometres of mineral claims in the region of the Silver Vista property to cover prospective host rocks.

Babine North Property

In October 2012, the Company has entered into an option agreement with a third party vendor under which it was granted an option to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. Pursuant to the Option Agreement, the Company can acquire a 100% interest in the property by issuing a total of 200,000 common shares in its capital, making cash payments in the aggregate amount of $130,000 and expending a total of $630,000 on the property over a six year period.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed). All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold (note 8(b)). In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

On March 1, 2012, Newton Gold ceased its pro-rata funding of this project. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The arrangement under the Newton JV Agreement was not a joint arrangement pursuant to IFRS 11, nor did it constitute a subsidiary pursuant to IFRS 10. Accordingly, the Company has recognized only its share of the revenues and expenses of the arrangement as they were earned or incurred.

(c)	Blackwater Properties

Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 970 square kilometre Galileo and Hubble properties, which are located within the Blackwater district, located approximately 120 kilometres southwest of Vanderhoof, BC.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc. The cash payment and the share issuance were completed in January 2012.

Blackwater South Property

In September 2011, the Company entered into an Option Agreement with an individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property, which is located in the Omineca Mining Division, British Columbia, by making cash payments of $35,000 and issuing 140,000 common shares in tranches over a two year period. The Company must also expend a minimum of $50,000 in exploration expenditures prior to October 20, 2013, and a further $50,000 must be expended prior to October 20, 2014. The Optionor will retain a net smelter returns royalty ("NSR") of 2%. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

To December 31, 2012, the Company had paid $15,000 and issued 60,000 shares to the Optionor, and had incurred in excess of $100,000 in exploration expenditures on the Blackwater South property.

(d)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011, and in January 16, 2013. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 1,975,000 common shares in its capital to Amarc, in tranches ending December 2015.

To December 31, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and 225,000 Newlox common shares under the amended option agreement. Subsequent to December 31, 2012, the Company received an additional 225,000 Newlox common shares.

Under the agreement, the Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Property.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre– feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

(e)	Franklin Property

In March 2012, Amarc purchased outright 100% of the Franklin property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $10,000 and the issuance to the Vendors of 10,000 Amarc common shares. The cash payment and the share issuance were completed in April 2012.

The Franklin property lies 17 kilometres north of the Blackwater deposit and occupies an area of approximately 4.8 square kilometres.

(f)	Galaxie Property

In November 1, 2012, the Company entered into a Letter Agreement with a publicly- listed company, Quartz Mountain Resources Ltd. ("Quartz") whereby the Company can earn up to a 50% interest in the Galaxie and ZNT properties owned by Quartz. The Company and Quartz have certain directors in common.

The Company and Quartz have agreed to conduct exploration activities at the Galaxie and ZNT projects as an unincorporated joint arrangement, upon the Company earning its interest in these properties, whereby Quartz would transfer into the joint arrangement its interest in the properties including its obligations under the related acquisition agreements, the Galaxie royalty agreement, and its $650,000 convertible debenture. The Company and Quartz have agreed that Quartz will initially be the Manager of the joint arrangement.

An initial 40% interest was to be earned by the Company paying to Quartz $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the Letter Agreement, to be incurred by Quartz on the Galaxie property, prior to December 31, 2012. The cash payment and exploration funding were completed on December 31, 2012, and the joint arrangement commenced on that date (note 8(a)).

The amount of $2,260,000 was capitalized to mineral property interests as follows:

Cash payments made to Quartz	$2,000,000
Amounts owing under Quartz's convertible debenture (40% of $650,000)	260,000
Capitalized to mineral property interests	$2,260,000

Upon earning the initial 40% interest, the Company has an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses on these properties prior to September 30, 2013. If the Company chooses not to or is unable to exercise this option, its interest will remain at 40%, subject to customary dilution provisions.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7.	CAPITAL AND RESERVES

(a)	Reconciliation of changes in share capital

Number of
common
shares
Number of common shares outstanding at March 31, 2012	138,574,061
Shares issued for acquisition of mineral property (notes 6(c) and 6(e))	50,000
Number of common shares outstanding at December 31, 2012	138,624,061

8.	INTERESTS IN OTHER ENTITIES

(a)	Galaxie ZNT Joint Arrangement

On December 31, 2012, the Company commenced a joint arrangement (note 6(f)) with Quartz to explore the Galaxie and ZNT properties in northern British Columbia, whereby Amarc had earned a 40% interest (with an option to earn an additional 10% interest). Significant decisions about the relevant activities are made by the management committee of this joint arrangement. Collective control exists as Amarc and Quartz each appoint two members to the management committee. Pursuant to the Letter Agreement, Amarc and Quartz have joint control over this arrangement. No separate business entity was set up to conduct the activities of this joint arrangement, and consequently this arrangement is accounted for as a "joint operation".

9.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

	December 31,
	2012	March 31, 2012
Balance due from (to) Hunter Dickinson Services Inc. ("HDSI") (note 9(c))	$(34,722)	$(6,770)

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)        Transactions with key management personnel

Transactions with key management personnel were as follows:

	Three months ended		Nine months ended
	December 31		December 31
	2012	2011	2012	2011
Short-term employee benefits	$136,710	$118,148	$409,782	$305,648
Share-based payments	26,862	80,763	182,344	300,945
Total	$163,572	$198,911	$592,126	$606,593

(c)	Entities with significant influence

Hunter Dickinson Services Inc. ("HDSI")

Transactions with HDSI during the three and nine months ended December 31, 2012 and 2011 were as follows:

	Three months ended		Nine months ended
	December 31		December 31
	2012	2011	2012	2011
Based on annually set rates	$627,127	$733,601	$2,792,968	$1,549,597
Reimbursement of third party expenses	22,837	46,190	136,569	108,689
Total	$649,964	$779,791	$2,929,537	$1,658,286

10.	EMPLOYEES BENEFITS EXPENSES

Employees' salaries and benefits (including share based payments) included in various expenses were as follows:

	Three months ended		Nine months ended
	December 31		December 31
	2012	2011	2012	2011
Exploration	$441,855	$660,339	$2,224,082	$1,416,543
Office and administration	296,868	382,864	1,134,454	1,088,351
Shareholder communication	43,117	46,858	127,124	68,151
Total	$781,840	$1,090,061	$3,485,660	$2,573,045